UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of January 2005

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: January 12th 2005	By:	/s/ David Newman

(Signature)

David Newman
Director

Cardiff-2A Sidetrack Operations Commence

Wellington, New Zealand –January 12 2005 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

During the recent cementing of the 7” liner in place across the Kapuni Formation interval in Cardiff-2, a failure occurred at the liner hanger assembly near 4,000m (13,000 feet). As a result, the lower section of the hole is no longer accessible, and the joint venture participants have now agreed to deviate a Cardiff-2A well out of the present wellbore near the 3,000m (10,000 feet) depth level and drill it as a vertical well to a target depth near 4,850m (16,000 feet). Austral holds a 25.1% interest in the joint venture and will not be carried with respect to its share of the costs of this deviation well.

The deviation well is expected to provide an intersection of the Kapuni Formation in Cardiff-2A offset approximately 175m (600 feet) from the Cardiff-2 intersection, and in a similar geological setting on the Cardiff structure. The Cardiff-2A operation is scheduled to take approximately six weeks from present in order to case off the Kapuni Formation in preparation for production testing. Austral as operator of the joint venture was pleased that the joint venture participants were unanimous and prompt in their approval of this course of action, which reflects the promising results obtained from electric logging in Cardiff-2 as previously advised.

At the nearby Cheal-A production site, jet pump production test operations on Cheal-A4 and Cheal-A3X are scheduled to commence within a few days.

Since December 20th, 2004, Austral warrant-holders have exercised some 2 million warrants which had been issued by Austral in various 2004 transactions including the New Zealand public offering, the private placement of convertible notes and the special class share exchange. Exercise proceeds received over this period are approx NZ$3.7m (US$2.5m). All previously outstanding Austral warrants have now been exercised or have expired. On December 9th, 2004 Trans-Orient Petroleum Ltd. exercised 836,845 Series A warrants of Austral, which together with another 382,750 warrants exercised by it on December 23rd, gives Trans-Orient an 8.76% shareholding in Austral.

Austral Pacific now has a total issued capital of 18,554,953 common shares and cash reserves of order NZ$16.5 million / US$11.5 million.

CONTACT: Investor Relations: tel: 1 800 3043631 USA/Canada

+644 476 2529 New Zealand

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release that address future production, reserve potential or exploration drilling, are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.